UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                           Fording Canadian Coal Trust
                                (Name of Issuer)

                                      Units
                         (Title of Class of Securities)

                                    345425102
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                February 28, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345425102                   13D                     Page 2 of 16 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ontario Teachers' Pension Plan Board

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) |_|
          (b) |X|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada

                        7    SOLE VOTING POWER
                             0
                             See Item 5.

     NUMBER OF          8    SHARED VOTING POWER
       SHARES                14,207,402
    BENEFICIALLY             See Item 5.
      OWNED BY
   EACH REPORTING      9     SOLE DISPOSITIVE POWER
       PERSON                0
        WITH                 See Item 5.

                        10   SHARED DISPOSITIVE POWER
                             14,207,402
                             See Item 5.

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,207,402
          See Item 5.

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.7%
          See Item 5.

     14   TYPE OF REPORTING PERSON

          EP

CUSIP No. 345425102                   13D                     Page 3 of 16 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Golden Apple Income Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) |_|
          (b) |X|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada

                        7    SOLE VOTING POWER
                             0
                             See Item 5.

     NUMBER OF          8    SHARED VOTING POWER
       SHARES                11,007,402
    BENEFICIALLY             See Item 5.
      OWNED BY
   EACH REPORTING       9    SOLE DISPOSITIVE POWER
       PERSON                0
        WITH                 See Item 5.

                        10   SHARED DISPOSITIVE POWER
                             11,007,402
                             See Item 5.

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,007,402
          See Item 5.

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.8%
          See Item 5.

     14   TYPE OF REPORTING PERSON

          CO

CUSIP No. 345425102                   13D                     Page 4 of 16 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          OTPPB SCP Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) |_|
          (b) |X|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada

                        7    SOLE VOTING POWER
                             0
                             See Item 5.

     NUMBER OF          8    SHARED VOTING POWER
       SHARES                3,200,000
    BENEFICIALLY             See Item 5.
      OWNED BY
   EACH REPORTING       9    SOLE DISPOSITIVE POWER
       PERSON                0
        WITH                 See Item 5.

                        10   SHARED DISPOSITIVE POWER
                             3,200,000
                             See Item 5.

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,200,000
          See Item 5.

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.9%
          See Item 5.

     14   TYPE OF REPORTING PERSON

          CO

Item 1.           Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the units (the "Units"), of Fording Canadian Coal Trust, an open-ended mutual fund trust governed by the laws of the Province of Alberta, Canada (the "Trust"). The principal executive offices of the Trust are located at 205 9th Avenue SE, Suite 1000, Calgary, Alberta T2G 0R4.

Item 2.           Identity and Background.

         (a) This Statement is being filed by Ontario Teachers' Pension Plan Board ("Teachers"), Golden Apple Income Inc. ("Golden Apple") and OTPPB SCP Inc. ("SCP").

         (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

         Golden Apple is an Ontario, Canada corporation, the principal business of which is to make investments that are authorized for pension plans under the laws of the Province of Ontario, Canada. The principal office and business address of Golden Apple is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5. Golden Apple is a wholly-owned subsidiary of Teachers.

         SCP is an Ontario, Canada corporation, the principal business of which is to make investments that are authorized for pension plans under the laws of the Province of Ontario, Canada. The principal office and business address of SCP is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5. SCP is a wholly-owned subsidiary of Teachers.

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers, Golden Apple and SCP is set forth in Schedules A, B and C hereto, respectively, and is incorporated herein by reference.

         (d) Neither Teachers, Golden Apple or SCP, nor, to the best of Teachers', Golden Apple's and SCP's knowledge, any of the entities or persons identified in this Item 2 and Schedules A, B and C hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Teachers, Golden Apple or SCP, nor, to the best of Teachers', Golden Apple's and SCP's knowledge, any of the entities or persons identified in this Item 2 and Schedules A, B and C hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the directors and the executive officers of Teachers, Golden Apple and SCP listed on Schedules A, B and C hereto is a citizen of Canada.

Item 3.           Source and Amount of Funds.

         Pursuant to a Combination Agreement dated January 12, 2003 (the "Combination Agreement") among Fording Inc., Teachers, Sherritt International Corporation ("Sherritt"), Teck Cominco Limited ("Teck") and Westshore Terminals Income Fund ("Westshore"), on February 28, 2003 Fording Inc. consummated a plan of arrangement as a result of which its existing common shareholders received Units and/or cash in exchange for their common shares (the "Plan of Arrangement"). Pursuant to the Combination Agreement, upon consummation of the Plan of Arrangement, Teachers received, in exchange for its common shares, 3,150,260 Units, all of which it transferred to Golden Apple as a capital contribution on March 7, 2003, and Golden Apple purchased an additional 7,857,142 Units for a net amount of Cdn$274,999,970. Golden Apple obtained all of the funds for this purchase as a capital contribution from Teachers.

         A copy of the Combination Agreement is included as Exhibit 1 to this Statement and incorporated by reference herein. The description of the terms of the Combination Agreement in this Statement is qualified in its entirety by reference to the full text of the Combination Agreement.

Item 4.           Purpose of the Transaction.

         Teachers, Golden Apple and SCP acquired and continue to hold the Units reported herein for investment purposes. Depending on market conditions and other factors that each of Teachers, Golden Apple and SCP may deem relevant to its investment decisions, Teachers, Golden Apple or SCP may in the future acquire additional Units, or options or other derivative securities related to the Units, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its Units, or options or other derivative securities related to the Units, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

         On February 28, 2003, Teachers entered into a Governance Agreement (the "Governance Agreement") with the Trust and 4123212 Canada Ltd., a wholly-owned subsidiary of the Trust. Among other things, and as more fully set forth therein, the Governance Agreement provides that Teachers has the right, which it shares with Sherritt, to nominate a trustee of the Trust, and the Trust will use reasonable efforts to cause the election by the Unitholders of such nominee. This shared right to nominate a trustee is contingent upon, among other things, Teachers' and Sherritt's delivering to the Trust (and not revoking) a proxy to vote for all persons nominated by the Trust. If either Teachers or Sherritt loses its right to nominate a trustee due to failure to deliver a proxy or revocation of a proxy, then after such time, it will vote only for the nominees for trustee nominated by Westshore and Teck (who are subject to similar governance agreements) and, in respect of the remaining vacancies, such other nominees as it may determine, provided each nominee is not an insider of any of Teachers, Sherritt, Teck, Westshore or their respective affiliates and each nominee qualifies as an "unrelated director" (as defined in the corporate governance guidelines of the Toronto Stock Exchange) of Teachers, Sherritt, Teck, Westshore and the Trust.

         A copy of the Governance Agreement is included as Exhibit 2 to this Statement and incorporated by reference herein. The description of the terms of the Governance Agreement in this Statement is qualified in its entirety by reference to the full text of the Governance Agreement.

         Except as set forth in this Item 4, Teachers, Golden Apple and SCP currently have no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, each of Teachers, Golden Apple and SCP reserves the right from time to time to formulate plans or proposals regarding the Trust or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable.

Item 5.           Interest in Securities of the Issuer.

         (a)-(b) As of the date of this Statement (March 10, 2003), Golden Apple directly and beneficially owns 11,007,402 Units, representing approximately 23.8% of the Units outstanding. Golden Apple, as a wholly-owned subsidiary of Teachers, may be deemed to share voting and dispositive power with Teachers with respect to all of the Units it beneficially owns.

         Luscar Ltd., an Alberta, Canada corporation, the principal business of which is coal production, directly and beneficially owns as of the date of this Statement 2,979,000 Units, which it acquired pursuant to the Plan of Arrangement. Luscar Ltd. is an indirect wholly-owned subsidiary of Luscar Energy Partnership, an Ontario, Canada general partnership in which SCP holds a 50% general partnership interest and, accordingly, SCP may be deemed to be the beneficial owner of all of the Units beneficially owned by Luscar Ltd. 1563706 Ontario Limited, an Ontario, Canada corporation, directly and beneficially owns as of the date of this Statement 221,000 Units, which it acquired pursuant to the Plan of Arrangement. SCP is the owner of 50% of the equity interest in 1563706 Ontario Limited and accordingly, SCP may be deemed to be the beneficial owner of all of the Units beneficially owned by 1563706 Ontario Limited. Accordingly, as of the date of this Statement, SCP may be deemed to indirectly beneficially own 3,200,000 Units, representing approximately 6.9% of the Units outstanding. SCP, as a wholly-owned subsidiary of Teachers, may be deemed to share voting and dispositive power with Teachers with respect to all of the Units it beneficially owns and may also be deemed to share voting and dispositive power with respect to such Units with Luscar Energy Holdings Ltd., an Ontario, Canada corporation and wholly-owned subsidiary of Sherritt, which is the holder of the remaining 50% partnership interest in Luscar Energy Partnership and the remaining 50% equity interest in 1563706 Ontario Limited. Each of Sherritt and Luscar Ltd. will be separately filing a Schedule 13D with the Securities and Exchange Commission reporting their beneficial ownership of Units.

         As of the date of this Statement, Teachers may be deemed to indirectly beneficially own (and to share voting and dispositive power with respect to) all of the Units beneficially owned by each of its wholly-owned subsidiaries, Golden Apple and SCP, or 14,207,402 Units, representing approximately 30.7% of the Units outstanding.

         As of the date of this Statement, Robert Bertram, Executive Vice President, Investments of Teachers, as well as President and Director of Golden Apple and SCP, beneficially owns 83 Units. Teachers, Golden Apple and SCP disclaim beneficial ownership of any securities of the Trust beneficially owned by Robert Bertram. Robert Bertram disclaims beneficial ownership of any securities of the Trust beneficially owned by Teachers, Golden Apple and SCP.

         Except as described above, neither Teachers, Golden Apple or SCP, nor, to the best of Teachers', Golden Apple's and SCP's knowledge, any of the persons listed in Schedules A, B and C hereto beneficially owns any Units.

         (c) Neither Teachers, Golden Apple or SCP, nor, to the best of Teachers', Golden Apple's and SCP's knowledge, any of the persons listed in Schedules A, B and C hereto has effected any transactions in the Units in the past sixty days, other than in connection with the Plan of Arrangement and the contribution to Golden Apple by Teachers of 3,150,260 Units on March 7, 2003.

         (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the Combination Agreement and the Governance Agreement, neither Teachers, Golden Apple or SCP, nor, to the best of Teachers', Golden Apple's and SCP's knowledge, any of the persons listed in Schedules A, B and C hereto has any contract, arrangement, understanding or relationship with any other person regarding any securities of the Trust, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits.

         Exhibit 1. The Combination Agreement (incorporated by reference to the Schedule 13D/A filed by Teachers on January 21, 2003).

         Exhibit 2.   The Governance Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  March 10, 2003

                                  ONTARIO TEACHERS' PENSION PLAN
                                  BOARD, an Ontario, Canada corporation


                                  By: /s/ Claude Lamoureux
                                      ------------------------------------------
                                       Name:  Claude Lamoureux
                                       Title: President and Chief
                                              Executive Officer of
                                              Teachers


                                  GOLDEN APPLE INCOME INC.,
                                  an Ontario, Canada corporation


                                  By: /s/ Morgan McCague
                                      ------------------------------------------
                                       Name:  Morgan McCague
                                       Title: Director and Vice President


                                  OTPPB SCP INC., an Ontario, Canada corporation


                                  By: /s/ Brian Gibson
                                      ------------------------------------------
                                       Name:  Brian Gibson
                                       Title: Director and Vice President

                                   SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.

                            Residence or                  Principal Occupation or
Name                        Business Address              Employment
----                        ----------------              -----------------------
Claude Lamoureux            5650 Yonge Street             President and Chief Executive
                            5th Floor                     Officer of Teachers
                            Toronto, Ontario
                            M2M 4H5

Robin Korthals              Royal Trust Tower             Chair
(Chairperson)               Toronto Dominion Centre
                            77 King Street West
                            Suite 4545
                            Toronto, Ontario
                            M5K 1K2

Ann Finlayson               440 Markham Street            Self-employed journalist,
(Director)                  Toronto, Ontario              speaker, freelance editor and
                            M6G 2L2                       consultant

Lucy Greene                 1736 Caughey Lane             Retired Human Resources
(Director)                  Penetang, Ontario             Executive for Sun Life Assurance
                            L9M 1X4                       Company of Canada

Gary Porter                 820-439 University Ave        Self-employed Chartered
(Director)                  Toronto, Ontario              Accountant
                            M5G 1Y8

Ralph Lean, Q.C             Cassels Brock & Blackwell     Corporate & Commercial Lawyer
(Director)                  40 King Street West
                            Suite 2200
                            Toronto, Ontario
                            M5H 3C2

John S. Lane, C.F.A         77 Dawlish Avenue             Retired Senior Vice President,
(Director)                  Toronto, Ontario              Investments Sun Life Assurance
                            M4N 1H2                       Company of Canada

Guy Matte                   7083 Notre-Dame               Former Executive Director of the Association
(Director)                  Orleans, Ontario              des enseignantes et des enseignants
                            K1C 1J1                       franco-ontariens

J. Douglas Grant            257 Rosedale Heights Drive    Chairperson, Sceptre Investment
(Director)                  Toronto, Ontario              Counsel Limited
                            M4T 1C7

Thomas O'Neill              33 Geraldine Court            Former Chairperson, PwC Consulting
(Director)                  Don Mills, Ontario
                            M3A 1N2

Robert Bertram              5650 Yonge Street             Executive Vice President,
                            5th Floor                     Investments of Teachers
                            Toronto, Ontario
                            M2M 4H5

Allan Reesor                5650 Yonge Street             Executive Vice President, Member
                            5th Floor                     Services and Chief Information
                            Toronto, Ontario              Officer of Teachers
                            M2M 4H5

John Brennan                5650 Yonge Street             Vice President, Human Resources
                            5th Floor                     and Public Affairs of Teachers
                            Toronto, Ontario
                            M2M 4H5

Andrew Jones                5650 Yonge Street             Vice President, Finance of Teachers
                            5th Floor
                            Toronto, Ontario
                            M2M 4H5

Peter Maher                 5650 Yonge Street             Vice President, Audit Services
                            5th Floor                     of Teachers
                            Toronto, Ontario
                            M2M 4H5

Roger Barton                5650 Yonge Street             Vice President, General Counsel
                            5th Floor                     and Secretary of Teachers
                            Toronto, Ontario
                            M2M 4H5

Rosemarie McClean           5650 Yonge Street             Vice President, Client Services
                            5th Floor                     of Teachers
                            Toronto, Ontario
                            M2M 4H5

Morgan McCague              5650 Yonge Street             Senior Vice President,
                            5th Floor                     Quantitative Investments of
                            Toronto, Ontario              Teachers
                            M2M 4H5

Marcus Dancer               5650 Yonge Street             Vice President, Quantitative
                            5th Floor                     Investments of Teachers
                            Toronto, Ontario
                            M2M 4H5

Neil Petroff                5650 Yonge Street             Senior Vice President,
                            5th Floor                     Fixed Income, International Equities
                            Toronto, Ontario              and Foreign Exchange of Teachers
                            M2M 4H5

Brian Gibson                5650 Yonge Street             Senior Vice President, Active Equities
                            5th Floor                     of Teachers
                            Toronto, Ontario
                            M2M 4H5

Dean Metcalf                5650 Yonge Street             Vice President, Merchant Banking
                            5th Floor                     of Teachers
                            Toronto, Ontario
                            M2M 4H5

Leo de Bever                5650 Yonge Street             Senior Vice President, Research
                            5th Floor                     & Economics of Teachers
                            Toronto, Ontario
                            M2M 4H5

Russ Bruch                  5650 Yonge Street             Vice President, Research &
                            5th Floor                     Economics of Teachers
                            Toronto, Ontario
                            M2M 4H5

Phil Nichols                5650 Yonge Street             Vice President, MIS Member
                            5th Floor                     Services of Teachers
                            Toronto, Ontario
                            M2M 4H5

Sean Rogister               5650 Yonge Street             Vice President, Fixed Income
                            5th Floor                     of Teachers
                            Toronto, Ontario
                            M2M 4H5

Barbara Zvan                5650 Yonge Street             Vice President, Asset Mix & Risk
                            5th Floor                     Management, Research & Economics
                            Toronto, Ontario              of Teachers
                            M2M 4H5

Wayne Kozun                 5650 Yonge Street             Vice President, TAA & Real Return,
                            5th Floor                     Research & Economics of Teachers
                            Toronto, Ontario
                            M2M 4H5

Bruce Ford                  5650 Yonge Street             Vice President, International
                            5th Floor                     Equity Indices & Foreign Exchange
                            Toronto, Ontario
                            M2M 4H5

Jim Leech                   5650 Yonge Street             Senior Vice President, Merchant
                            5th Floor                     Banking of Teachers
                            Toronto, Ontario
                            M2M 4H5

Mark MacDonald              5650 Yonge Street             Vice President, Merchant Banking
                            5th Floor                     of Teachers
                            Toronto, Ontario
                            M2M 4H5

Ron Mock                    5650 Yonge Street             Vice President, Alternative
                            5th Floor                     Investments of Teachers
                            Toronto, Ontario
                            M2M 4H5

Lee Sienna                  5650 Yonge Street             Vice President, Merchant Banking
                            5th Floor                     of Teachers
                            Toronto, Ontario
                            M2M 4H5

Zev Frishman                5650 Yonge Street             Vice President, International
                            5th Floor                     Equities of Teachers
                            Toronto, Ontario
                            M2M 4H5

Rosemary Zigrossi           5650 Yonge Street             Vice President, Venture Capital
                            5th Floor                     of Teachers
                            Toronto, Ontario
                            M2M 4H5

                                   SCHEDULE B

Executive Officers, Controlling Persons and Directors of Golden Apple, each of whom is a citizen of Canada.

                            Residence or                  Principal Occupation or
Name                        Business Address              Employment
----                        ----------------              -----------------------
Robert Bertram              5650 Yonge Street             Executive Vice President,
(Director & President)      5th Floor                     Investments of Teachers
                            Toronto, Ontario
                            M2M 4H5

Roger Barton                5650 Yonge Street             Vice President, General Counsel
(Director & Secretary)      5th Floor                     and Secretary of Teachers
                            Toronto, Ontario
                            M2M 4H5

Morgan McCague              5650 Yonge Street             Senior Vice President,
(Director & Vice President) 5th Floor                     Quantitative Investments of
                            Toronto, Ontario              Teachers
                            M2M 4H5

                                   SCHEDULE C

Executive Officers, Controlling Persons and Directors of SCP, each of whom is a citizen of Canada.

                            Residence or                  Principal Occupation or
Name                        Business Address              Employment
----                        ----------------              -----------------------
Robert Bertram              5650 Yonge Street             Executive Vice President,
(Director & President)      5th Floor                     Investments of Teachers
                            Toronto, Ontario
                            M2M 4H5

Roger Barton                5650 Yonge Street             Vice President, General Counsel
(Director & Secretary)      5th Floor                     and Secretary of Teachers
                            Toronto, Ontario
                            M2M 4H5

Brian Gibson                5650 Yonge Street             Senior Vice President, Active
(Director & Vice President) 5th Floor                     Equities of Teachers
                            Toronto, Ontario
                            M2M 4H5